300 N LaSalle Street

Chicago, Illinois 60654

William R. Burke		Facsimile:
To Call Writer Directly: 312-862-2297	312-862-2000	312-862-2200
william.burke@kirkland.com	www.kirkland.com

December 17, 2009

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549	CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. 200.83 HAS BEEN REQUESTED BY YRC WORLDWIDE INC.

Attention:	Mr. Lyn Shenk

Ms. Aamira Chaudhry

Re:	YRC Worldwide Inc. Confidential Treatment

Dear Mr. Shenk and Ms. Chaudhry:

We represent YRC Worldwide, Inc. (the “Company”), and in response to your telephonic request on December 15, 2009 we are furnishing the staff of the Securities and Exchange Commission (“Commission”) with certain confidential financial information relating to the Company within certain documents marked as Exhibit A, Exhibit B, Exhibit C and Exhibit D hereto (collectively, the “Confidential Information”) on a confidential basis.

Pursuant to 17 C.F.R. §200.83 and 5 U.S.C. §552(b)(4), the Company hereby requests that you accord confidential treatment to the Confidential Information and not disclose the Confidential Information to any person who is not an employee of the Commission, unless otherwise required to do so by law. The Company believes that the redacted information contains information that is covered by one or more exemptions in the FOIA because of the commercially sensitive nature of the information contained therein. Please note that the unredacted version of this letter is being delivered to the Commission. The redacted information is marked with bracketed asterisks (“[***]”) and the page on which it appears is marked with the confidentiality legend required by Rule 83.

In accordance with the requirements of 17 C.F.R. §200.83(c), a copy of the letter requesting confidential treatment has also been sent to the Office of Freedom of Information and Privacy Act Operations, SEC, 100 F Street, NE., Washington, DC 20549. This request is made

U.S. Securities and Exchange Commission	Confidential Treatment Requested by
Division of Corporate Finance	YRC Worldwide Inc. Pursuant to Rule 83
December 17, 2009
Page 2

on the grounds that the Confidential Information is exempt from disclosure and constitutes commercial or financial information which is confidential and, if disclosed, would cause competitive harm to the Company and its affiliates.

We further request that should any person who is not an employee of the Commission (including any other governmental employee or agency not authorized by law) request an opportunity to inspect or copy this letter or the materials relating to the above-referenced production, we be furnished with a copy of all written materials pertaining to such request (including the request itself and any Commission determination with respect thereto) and be given sufficient advance notice of any intended release of such materials by the Commission so that the Company may, if it deems necessary or appropriate, pursue any available remedies.

The foregoing requests also apply to any memoranda, notes, transcripts or writings which are made by or at the direction of an employee of the Commission (or any other government agency authorized to do so) and which incorporate, include or relate to any of the matters (1) contained in this letter and the materials relating to the above-referenced production in connection with this matter or (2) referred to in any conference, meeting, or telephone conversation between (a) the Company or its representatives or counsel and (b) employees of the Commission (or any other government agency).

If the above-referenced materials become the subject of a FOIA request, or you have any questions concerning the foregoing or require anything further, please contact me at (312) 862-2297.

Sincerely,

/s/ William R. Burke
William R. Burke
KIRKLAND & ELLIS LLP

Enclosure

cc: Daniel Churay, YRC Worldwide Inc.

Confidential Treatment Requested by
YRC Worldwide Inc. Pursuant to Rule 83

Exhibit A

[***]

Confidential Treatment Requested by
YRC Worldwide Inc. Pursuant to Rule 83

Exhibit B

[***]

Confidential Treatment Requested by
YRC Worldwide Inc. Pursuant to Rule 83

Exhibit C

[***]

Confidential Treatment Requested by
YRC Worldwide Inc. Pursuant to Rule 83

Exhibit D

[***]